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                           NEWCOURT CREDIT GROUP INC.
                      COMPUTATION OF RATIO OF EARNINGS TO
                                 FIXED CHARGES
                       (In Thousands of Canadian Dollars)



                                                  Year Ended
                                                  December 31,
                                ----------------------------------------------------------
                                 1998      1997        1996         1995         1994
------------------------------------------------------------------------------------------
Earnings from continuing
 operations:

  Income from continuing
   operations before
   income taxes                $   472,093  $ 16,074    $ 64,150   $ 34,582     $ 22,621

  Deduct undistributed
   earnings on equity
   investments, net of          --           --         --           --          --
   losses

  Add fixed charges
   included in income
   before income taxes
   and cumulative effect
   of accounting change            995,374   148,463     106,457     65,681       40,778
----------------------------------------------------------------------------------------

  Total earnings from
   continuing
   operations, as
   adjusted                    $1,467,467    $164,537   $170,607    $100,263    $ 63,399
----------------------------------------------------------------------------------------

  Total fixed charges(1)       $  995,374    $148,463   $106,457    $ 65,681    $ 40,778

  Ratio of earnings
   to fixed charges                1.47        1.11       1.60          1.53        1.55
----------------------------------------------------------------------------------------

(1) Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor. Fixed charges do not include distributions on Company-obligated preferred securities of the Company's subsidiaries.







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